SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Telecom Argentina S.A.

Item

1.              Summary of the Resolutions adopted by the General Extraordinary Meeting of holders of Class “A” Fixed-Rate Notes due in 2021 for a Nominal Value outstanding of US$465,853,000 (the “2021 Notes”) held on August 5th,2020

TELECOM ARGENTINA S.A.

(the “Company”)

Summary of the Resolutions adopted by the General Extraordinary Meeting of holders of Class “A” Fixed-Rate Notes due in 2021 for a Nominal Value outstanding of US$465,853,000 (the “2021 Notes”)
held on August 5th,2020

.- Holders of 2021 Notes for a nominal value of US$ 295,292,000, representing 63.39% of the aggregate principal amount of outstanding nominal value of 2021 Notes attended the Meeting (the “Holders”).

- The Meeting was held with the Representatives of the Holders attending remotely, pursuant to the requirements of the Argentine Securities and Exchange Commission’s General Resolution No. 830/2020, due to the prohibition, limitation or restriction on the free movement of people in general, as a result of the health emergency introduced by the Necessity and Urgency Decree No.297/2020 and successive regulations issued by the National Executive Power. The Meeting was held on the Cisco Webex video-teleconference system.

- It was resolved that Mr. Pablo Andrés Buey Fernández, as Chairman of the Company’s Supervisory Committee, should chair the Meeting, in accordance with the provisions of article 14 of the Negotiable Obligations Law No. 23,576 (and amendments). Furthermore, it was resolved that the Meeting should be held remotely, in accordance with the provisions of CNV Resolution 830/2020, with submission of documentation by electronic means, including the documents presented to the Company by the Noteholders and their representatives for the purposes of computing their attendance and votes.

The following resolutions were adopted by the Holders when considering each item on the Meeting´s Agenda.

1°) Appointment of one or more persons to sign the Meeting Minutes.

The representatives of the Holders, Carlos María Piñeyro and Bibiana Ogasawara, together with the Chairman of the Meeting, Mr. Pablo A. Buey Fernández, were appointed to sign the Minutes of the Meeting.

2°) Amendment and/or elimination of the following terms and conditions of the Class “A” Fixed-Rate Notes due June 15, 2021 (the “2021 Notes”) and the related Sections (or parts thereof) in the 2021 Notes Indenture between the Company (as the surviving company after the merger of Cablevisión S.A.), Deutsche Bank Trust Company Americas, Banco Comafi S.A. (as the surviving company after the merger of Deutsche Bank S.A.), and Deutsche Bank Luxembourg S.A., of June 15, 2016, as amended and restated on December 11, 2017, and supplemented by the supplemental indenture of July 12, 2018 (the “2021 Notes Indenture”): Section 1.01 (Definitions); Section 4.03 (Maintenance

of Existence; Ratings); Section 4.04 (Laws, Licenses and Permits); Section 4.15 (Line and Conduct of Business; Section 4.19 (Listing); Section 6.01 (e), and Section 6.01 (f) (Events of Default). Elimination of Covenants relating to the maintenance of existence and ratings, laws, licenses and permits, line and conduct of business, and listing. Increasing to US$100,000,000 the threshold of the event of default relating to other debt, and eliminating the event of default relating to judgments against the Issuer. Effective date of amendments as of the date of the Meeting that approves them. Authorization, granting of powers and instruction to the Trustee and other parties to the 2021 Notes Indenture to establish and sign with the Company the final text of the documents in which the amendments and/or eliminations of sections approved by the Meeting will be included, and any other act required regarding said amendments and/or eliminations.

In accordance with the Offer and Consent Solicitation announced by the Company on July 7, 2020, the following resolutions were adopted:

(A) the amendments and/or eliminations regarding the 2021 Notes and the respective Indenture described in the Prospectus Supplement dated July 7, 2020 published in the Buenos Aires Stock Exchange Daily Gazette and on the Argentine Securities and Exchange Commission´s website;

(B) the effective date for the abovementioned amendments and/or eliminations regarding the 2021 Notes stated in (A) above should be the date of this Meeting, subject to the execution of the Offer and Consent Solicitation, which is expected to occur on August 6, 2020; and

(C) to authorize, empower and instruct Deutsche Bank Trust Company Americas, Banco Comafi S.A. and other parties to the 2021 Notes Indenture to establish and execute together with the Company the final draft of the documents that will reflect the amendments and/or eliminations of terms and conditions approved by the Meeting, and to carry out any other action to make said amendments and/or eliminations effective (including, without limitation, the subscription of any other document, amendment, restatement and/or supplemental contract to the 2021 Notes Indenture or to the 2021 Notes that may be deemed necessary to that end).

Public Accountant Alejandro Romano on behalf of the Buenos Aires Stock Exchange took part in the Meeting through the Cisco Webex video-teleconference system.

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: August 6, 2020	By:	/s/ Fernando J. Balmaceda
		Name:	Fernando J. Balmaceda
		Title:	Responsible for Market Relations